Exhibit 14.1
CODE OF BUSINESS CONDUCT AND ETHICS
Version Date: Revised October 19, 2006

INTRODUCTION
     This Code of Business Conduct and Ethics (the “Code”) is designed to deter wrongdoing and to promote:
•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in reports and documents we file with or submit to the United States Securities and Exchange Commission (“SEC”), the Nasdaq Stock Market (“Nasdaq”), and the Autorité des Marchés Financiers of France (“AMF”) and use in other public communications made by Business Objects;

•	compliance with applicable laws, rules and regulations;

•	prompt internal reporting of violations of this Code; and

•	accountability for adherence to this Code.
     This Code applies to all directors, officers (including all executive officers as defined by Article L 225-109 of the French Code of Commerce) and employees of Business Objects S.A., its subsidiaries and affiliates (collectively “Business Objects”), who, unless otherwise specified, will be referred to jointly as employees. Agents and contractors of Business Objects are also expected to read, understand and abide by this Code.
     This Code should help guide your conduct in the course of our business. However, many of the principles described in this Code are general in nature, and the Code does not cover every situation that may arise. Use common sense and good judgment in applying this Code. If you have any questions about applying the Code, it is your responsibility to seek guidance from the Human Resources Department or the Legal Department.
     This Code is not the exclusive source of guidance and information regarding the conduct of our business. You should consult applicable policies and procedures in specific areas as they apply. The Code is intended to supplement, not replace other policies and procedures of Business Objects. In the event of a conflict between any provision of this Code and any other policy, the terms of the more detailed policy will apply.
     We are committed to continuously reviewing and updating our policies and procedures. Business Objects therefore reserves the right to amend, alter or terminate this Code at any time and for any reason, subject to applicable law and regulations. You will be notified of changes to the Code and will be bound by them.

YOUR RESPONSIBILITIES
•	You are expected to read and understand this Code.

•	You must uphold these standards in day-to-day activities and comply with all applicable policies and procedures in the Code.

•	Part of your job and ethical responsibility is to help enforce this Code. You should be alert to possible violations and promptly report violations or suspected violations of this Code in accordance with the procedures described in the Legal Compliance Policy. If your situation requires that your identity be kept secret, your anonymity will be preserved to the greatest extent reasonably possible. If you wish to remain anonymous, you may report your concerns using Business Objects’ anonymous tip line available on Business Objects’ intranet (http://milo.businessobjects.com/teams/legal/compl_policies/anon_tip.asp). If you make an anonymous report, please provide as much detail as possible, including copies of any documents that you believe may be relevant to the issue. Consult the Legal Compliance Policy for more details.

•	If your concerns relate to accounting, internal controls or auditing matters, or if the General Counsel is implicated in any violation or suspected violation, you may also contact the Audit Committee of the Board of Directors.

•	You must cooperate with investigations into possible Code violations and be truthful and forthcoming in the course of these investigations.

•	Reprisals, threats, retribution or retaliation against any person who has in good faith reported a violation or a suspected violation of law, this Code or other Business Objects policies, or against any person who is assisting in good faith in any investigation or process with respect to such a violation, are prohibited.

•	In trying to determine whether any given action is appropriate, keep these steps in mind:
o	Obtain all relevant facts.

o	Assess the responsibilities and roles of those involved.

o	Using your judgment and common sense, evaluate whether the action seems unethical or improper.

o	Seek guidance.
•	If you are unsure about any situation or any provision of the Code, contact the Legal Department or the Human Resources Department.

GENERAL STANDARDS OF CONDUCT
Overview
     Honest and ethical conduct is critical to our business. All employees, agents and contractors have a duty to comply with applicable law and to act in an honest and ethical manner.
Compliance with law
     You are responsible for complying with all laws, rules, regulations and regulatory orders applicable to the conduct of our business. If you are located or engaging in business outside of the United States, you must comply with laws, rules, regulations and regulatory orders of the United States, including the Foreign Corrupt Practices Act and United States export rules and regulations, in addition to the applicable laws of other jurisdictions. If compliance with the Code should ever conflict with law, you must comply with the law. For more information on the Foreign Corrupt Practices Act, please refer to the Foreign Corrupt Practices Act of 1977 Policy.
     You should undertake to acquire knowledge of the legal requirements relating to your duties sufficient to enable you to recognize potential dangers and to know when to seek advice from managers or other appropriate personnel.
     Violations of laws, rules, regulations and orders may subject you to individual criminal or civil liability, in addition to discipline by Business Objects. Violations may also subject Business Objects to civil or criminal liability or the loss of business.
No discrimination or harassment
     Business Objects is committed to providing a work environment that is free of discrimination and harassment. Business Objects is an equal opportunity employer and makes employment decisions on the basis of merit and business needs. In addition, Business Objects strictly prohibits harassment of any kind, including harassment on the basis of race, color, veteran status, religion, gender, sex, sexual orientation, age, mental or physical disability, medical condition, national origin, marital status or any other characteristics protected under federal, state, provincial, or other law or local ordinance.
Health and safety
     You are responsible for using good judgment to help ensure a safe and healthy workplace for all employees.

AVOIDING CONFLICTS OF INTERESTS
Overview
     Your decisions and actions in the course of your employment with Business Objects should be based on the best interest of the company, and not based on personal relationships or benefits. You should seek to avoid situations where your personal activities and relationships conflict, or appear to conflict, with the interests of Business Objects, except under guidelines approved by the Board of Directors. This includes situations where you may have or appear to have an indirect conflict through, for example, a significant other or a relative or other persons or entities with which you have a relationship. A conflict may also arise when you take actions or have interests that make it difficult for you to perform your work for Business Objects objectively and effectively. You must disclose to the vice president of your department any interest that you have that may, or may appear to, conflict with the interests of Business Objects.
     There are a variety of situations in which a conflict of interest may arise. While it would be impractical to attempt to list all possible situations, some common types of conflicts are discussed below.
Outside employment and directorships
     Unless you are a non-employee director of Business Objects, you may not perform services as a director, employee, agent or contractor for a customer, partner, supplier or any other entity that has a business relationship with Business Objects without prior written approval from the Legal Department. Non-employee directors of Business Objects must promptly inform the Legal Department of any such service. You may not perform services as a director, employee, agent or contractor for any competitor of Business Objects.
     The following types of outside employment are strictly prohibited:
•	employment that conflicts with your work schedule, duties and responsibilities;

•	employment that creates a conflict of interest or is incompatible with your employment with Business Objects;

•	employment that interferes with the protection of Business Objects’ proprietary or confidential information;

•	employment that impairs or has a detrimental effect on your work performance with Business Objects;

•	employment that requires you to conduct work or related activities on the Business Objects’ property during Business Objects’ working hours or using Business Objects’ facilities or equipment; and

•	employment that directly or indirectly competes with the business or interests of Business Objects.

Financial interests in other companies
     You should not have a financial interest—including an indirect interest through, for example, a relative or significant other—in any organization if that interest would give you or would appear to give you a conflict of interest with Business Objects. You should be particularly sensitive to financial interests in competitors, suppliers, customers, distributors and strategic partners.
Transactions with related parties
     If you have a significant financial interest in a transaction between Business Objects and a third party—including an indirect interest through, for example, a relative or significant other—you must disclose that interest, and that interest must be approved in writing by the Legal Department. Under French law, directors, directeur général, and directeurs généraux délégués that are considering either directly or through an intermediary, entering into an agreement with Business Objects, must inform the Business Objects’ Board of Directors and get prior authorization of the Board of Directors. We encourage you to seek guidance if you have any questions as to whether an interest in a transaction is significant. If it is determined that the transaction is required to be reported under SEC rules, applicable French law, or the law of a jurisdiction in which Business Objects does business, the transaction will be subject to review and approval by the Audit Committee of the Board of Directors or its delegated committee. Any dealings with a related party must be conducted in such a way that no preferential treatment is given to this business.
Corporate opportunities
     You may not directly or indirectly exploit for personal gain any opportunities that are discovered through the use of corporate property, information or position unless the opportunity is disclosed fully in writing to the Board of Directors or its designated committee and the Board of Directors or its designated committee declines to pursue the opportunity.
Loans by Business Objects
     Loans from Business Objects to directors and executive officers (i.e. directeur general, and directeurs généraux délégués, and the persons representing the legal entity as directors) are prohibited. Loans from Business Objects to other officers and employees must be approved in advance by the Board of Directors or its designated committee.
Improper benefits
     You may not receive any improper benefit as a result of your position with Business Objects.
Election or appointment to public office
     You may serve in an elected or appointed public office provided that the position does not create or appear to create a conflict of interest.
Guidance and approvals
     Evaluating whether a conflict of interest exists, or may appear to exist, requires the consideration of many factors. We encourage you to seek guidance and approval in any case where you have any questions or doubts. Business Objects may at any time rescind prior approvals to avoid a conflict of interest, or the appearance of a conflict of interest, for any reason deemed to be in the best interest of Business Objects.

PUBLIC COMMUNICATIONS
Public communications and filings
     Business Objects files reports and other documents with regulatory authorities, including the SEC, Nasdaq, and the AMF. In addition, from time to time Business Objects makes other public communications, such as issuing press releases.
     Depending upon your position with Business Objects, you may be called upon to provide information to help assure that Business Objects’ public reports and communications are complete, fair, accurate and understandable. You are expected to use all reasonable efforts to provide complete, accurate, timely and understandable answers to inquiries related to Business Objects’ public disclosures.
     Individuals involved in the preparation of public reports and communications must use all reasonable efforts to comply with our disclosure controls and procedures, which are designed to ensure full, fair, accurate, timely and understandable disclosure in our public reports and communications.
     If you believe that any disclosure is materially misleading or if you become aware of any material information that you believe should be disclosed to the public, it is your responsibility to bring this information to the immediate attention of the Legal Department. If you believe that questionable accounting or auditing conduct or practices have occurred or are occurring, you should immediately notify the Audit Committee of the Board of Directors.
Communication procedures
     You may not communicate externally on behalf of Business Objects unless you are authorized to do so. Business Objects has established specific policies regarding who may communicate on behalf of Business Objects information to the public, the press, market professionals (such as securities analysts, institutional investors, investment advisors, brokers and dealers) and security holders:
•	Our Chief Executive Officer, President, Chief Financial Officer, Chairman of the Board of Directors, and investor relations personnel, and their authorized designees, are our official spokespeople for financial matters.

•	Our Chief Executive Officer, President, Chief Strategy Officer, and corporate communications personnel, and their authorized designees, are our official spokespeople for public comment, press, marketing, technical and other such information.
     You should refer all calls or other inquiries from the press, market professionals or security holders to the Investor Relations Department, which will see that the inquiry is directed to the appropriate persons within Business Objects.
     All formal communications made to public audiences on behalf of Business Objects, including formal communications and presentations made to investors, customers or the press, require prior approval of the General Counsel and the Chief Financial Officer. Sales presentations made in the ordinary course of business do not require such approval.

FINANCIAL REPORTING
Overview
     Business Objects is committed to follow strict accounting principles and standards, to report financial information accurately and completely in accordance with these principles and standards, and to have appropriate internal controls and procedures to ensure that our accounting and financial reporting complies with law. The integrity of our financial transactions and records is critical to the operation of our business and is a key factor in maintaining the confidence and trust of our employees, security holders and other stakeholders.
Compliance with rules, controls and procedures
     It is important that all transactions are properly recorded, classified and summarized in our financial statements, books and records in accordance with our policies, controls and procedures, as well as all generally accepted accounting principles, standards, laws, rules and regulations for accounting and financial reporting. If you have responsibility for or any involvement in financial reporting or accounting, you should have an appropriate understanding of, and you should seek in good faith to adhere to, relevant accounting and financial reporting principles, standards, laws, rules and regulations and Business Objects’ financial and accounting policies, controls and procedures. If you are a senior officer, you should seek to ensure that the internal controls and procedures in your business area are in place, understood and followed.
Revenue Recognition Practices
     Business Objects recognizes and reports revenue in accordance with generally accepted accounting principles (GAAP) as defined in the United States and the requirements of the SEC. The basic premise is that revenue is recognized upon completion of the earning process. The earning process is complete when all of the following criteria are met:
•	Evidence of an arrangement;

•	Fixed or determinable fees;

•	Delivery has occurred; and

•	Collectibility is probable.
     All employees involved in the approval process for customer transactions must be aware of these basic criteria and raise any concerns to the appropriate Finance, Sales, or Legal personnel. Business Objects expects you to be familiar and to comply with Business Objects’ Revenue Recognition Policy.
Accuracy of records and reports
     It is important that those who rely on records and reports—managers and other decision makers, creditors, customers and auditors—have complete, accurate and timely information. False, misleading or incomplete information undermines Business Objects’ ability to make good decisions about resources, employees and programs and may, in some cases, result in violations of law. Anyone involved in preparing financial or accounting records or reports, including financial statements and schedules, must be diligent in assuring that those records and reports are complete, accurate and timely. Anyone representing or certifying as to the accuracy of such records and reports should make an inquiry or review adequate to establish a good faith belief in their accuracy.
     Even if you are not directly involved in financial reporting or accounting, you are likely involved with financial records or reports of some kind—a voucher, time sheet, invoice or expense report. In addition, most employees have involvement with product, marketing or administrative activities, or performance evaluations, which can affect our reported financial condition or results. Therefore, Business Objects expects you, regardless of whether you are otherwise required to be familiar with finance or accounting matters, to use all reasonable efforts to ensure that every business record or report with which you deal is accurate, complete and reliable.
Commitments to Customers
     All commitments and agreements made by Business Objects, whether verbal or written, and deviations from standard legal or commercial terms must be reviewed and approved in accordance with Business Objects’ policies and procedures.
     Side deals, which are agreements (written or verbal) made to modify any written agreement with a customer without the express written approval of the Legal Department are strictly forbidden as they circumvent financial and legal controls that are crucial to our audit process and the orderly operation of our business. Explanatory letters, which are intended to explain or translate the terms of a signed agreement are also strictly forbidden unless approved in writing by the Legal Department.
Intentional misconduct
     You may not intentionally misrepresent Business Objects’ financial performance or otherwise intentionally compromise the integrity of Business Objects’ reports, records, policies and procedures. For example, you may not:
•	report information or enter information in Business Objects’ books, records or reports that fraudulently or intentionally hides, misrepresents or disguises the true nature of any financial or non-financial transaction or result;

•	establish any undisclosed or unrecorded fund, account, asset or liability for any improper purpose;

•	enter into any transaction or agreement that accelerates, postpones or otherwise manipulates the accurate and timely recording of revenues or expenses;

•	intentionally misclassify transactions as to accounts, business units or accounting periods; or

•	knowingly assist others in any of the above.

Dealing with auditors
     Our auditors have a duty to review and audit our records in a fair and accurate manner. You are expected to cooperate with independent and internal auditors in good faith and in accordance with law. In addition, you must not fraudulently induce or influence, coerce, manipulate or mislead our independent or internal auditors regarding financial records, processes, controls or procedures or other matters relevant to their engagement. You may not engage, directly or indirectly, any outside auditors to perform any audit, audit-related, tax or other services, including consulting, without written approval from the Controller and the Audit Committee of the Board of Directors.
Obligation to investigate and report potential violations
     You should make appropriate inquiries in the event that you see, for example:
•	financial results that seem inconsistent with underlying business performance;

•	inaccurate financial records, including travel and expense reports, time sheets or invoices;

•	the circumventing of mandated review and approval procedures;

•	transactions that appear inconsistent with good business economics;

•	the absence or weakness of processes or controls; or

•	persons within Business Objects seeking to improperly influence the work of our financial or accounting personnel, or our external or internal auditors.
     Dishonest or inaccurate reporting can lead to civil or even criminal liability for you and Business Objects and can lead to a loss of public faith in Business Objects. You are required to report promptly any case of suspected financial or operational misrepresentation or impropriety in accordance with the procedures outlined in the Legal Compliance Policy.
Keeping the Audit Committee informed
     The Audit Committee plays an important role in ensuring the integrity of our public reports. If you believe that questionable accounting or auditing conduct or practices have occurred or are occurring, you should notify the Audit Committee of the Board of Directors. In particular, the Chief Executive Officer, President and senior financial officers such as the Chief Financial Officer and the Controller should promptly bring to the attention of the Audit Committee any information of which he or she may become aware concerning, for example:
•	the accuracy of material disclosures made by Business Objects in its public filings;

•	significant deficiencies in the design or operation of internal controls or procedures that could adversely affect Business Objects’ ability to record, process, summarize or report financial data;

•	any evidence of fraud that involves an employee who has a significant role in Business Objects’ financial reporting, disclosures or internal controls or procedures; or

•	any evidence of a material violation of the policies in this Code regarding financial reporting or any evidence of a violation of law regarding financial reporting.

SAFEGUARDING COMPANY ASSETS
Overview
     All employees, agents and contractors are responsible for the proper use of Business Objects’ assets. This responsibility applies to all of Business Objects’ assets, including your time, work and work product; cash and accounts; physical assets such as inventory, equipment, vehicles, computers, systems, facilities and supplies; intellectual property, such as patents, copyrights, trademarks and trade secrets; and other proprietary or nonpublic information.
•	You should use all reasonable efforts to safeguard Business Objects assets against loss, damage, misuse or theft.

•	You should be alert to situations that could lead to loss, damage, misuse or theft of Business Objects assets, and should report any loss, damage, misuse or theft as soon as it comes to your attention.

•	You should not use, transfer, misappropriate, loan, sell or donate Business Objects assets without appropriate authorization.

•	You must take reasonable steps to ensure that Business Objects receives good value for funds it spent.

•	You may not use Business Objects assets in a manner that would result in or facilitate the violation of law.

•	You should use and safeguard assets entrusted to Business Objects’ custody by customers, suppliers and others in the same manner as Company assets.
Business Objects’ information
     In the course of your involvement with Business Objects, you may come into possession of information that has not been disclosed or made available to the general public. This nonpublic information may include, among other things:
•	financial data and projections;

•	proprietary and technical information, such as trade secrets, patents, inventions, product plans and customer lists;

•	information regarding corporate developments, such as business strategies, plans for acquisitions or other business combinations, divestitures, major contracts, expansion plans, financing transactions and management changes;

•	personal information about employees; and

•	nonpublic information of customers, partners, suppliers and others.

     If you have any questions as to what constitutes nonpublic information, please consult the Legal Department.
     All nonpublic information must only be used for Business Objects business purposes. You have an obligation to use all reasonable efforts to safeguard Business Objects’ nonpublic information. It is forbidden to disclose nonpublic information to anyone outside of Business Objects, except when disclosure is required by law or when disclosure is required for business purposes and appropriate steps have been taken to prevent misuse of that information. This responsibility includes not disclosing nonpublic information in, among other things, Internet discussion groups, chat rooms, bulletin boards or other electronic media. In cases where disclosing nonpublic information is required or necessary, you should coordinate with the Legal Department. The misuse of nonpublic information is contrary to Business Objects policy and may also be a violation of law.
     Each employee is required to sign an agreement applicable to the jurisdiction that they are employed in that addresses the use and disclosure of confidential information of Business Objects.
Prohibition on insider trading
     You may not directly or indirectly—through, for example, significant others, family members or controlled entities—buy or sell stocks or other securities of Business Objects or any other company based on nonpublic information obtained from your work at Business Objects. In addition, you may not “tip” others by providing them nonpublic information under circumstances that suggest that you were trying to help them make an investment decision. These obligations are in addition to your obligations with respect to nonpublic information generally, as discussed above.
     Under United States and other jurisdictions’ securities laws, it is unlawful for any person who has “material” nonpublic information about a company to trade in the stock or other securities of that company or to disclose such information to others who may trade. Material nonpublic information is information about a company that is not known to the general public and that a typical investor would consider important in making a decision to buy, sell or hold securities. Violations of United States securities laws, or the securities laws of other jurisdictions may result in civil and criminal penalties, including disgorgement of profits, civil judgments, fines and jail sentences. As a company that is required to comply with United States securities laws, the securities laws apply to all Business Objects employees—even those employees who live or work in Business Objects locations outside the United States.
     Under French law, insider trading is defined as persons in possession of material nonpublic information pertaining to securities executing or knowingly permitting others, directly or indirectly, to execute financial operations pertaining to those securities. Material information is generally considered to be either positive or negative information that, if disclosed to the public, would likely affect the market price of a security. Insider trading may result in criminal and civil penalties, including fines and jail sentences.
     The French Code of commerce requires executive officers (i.e., the Chairman, the Directeurs Généraux Délégués, the members of the Management Board of the Company, the natural or legal persons of that Company who are Directors or members of the Supervisory Board, and the permanent representatives of the natural or legal persons who carry out such functions) as well as their non-separated spouses, to convert into nominative form or to deposit all shares issued by Business Objects belonging to them or to their dependent children.
     You should be aware that stock market surveillance techniques are becoming increasingly sophisticated, and the probability that United States federal or other regulatory authorities will detect and prosecute even small-level trading is significant. Insider trading rules are strictly enforced, even in instances when the financial transactions seem small.
     If you have any questions at all regarding trading in Business Objects’ securities, please refer to the Insider Trading Policy or contact the Legal Department for guidance.
Maintaining and managing records
     Business Objects is required by local, state, federal, foreign and other applicable laws, rules and regulations to retain certain records and to follow specific guidelines in managing its records. Records include paper documents, email, compact discs, computer hard drives, floppy disks, microfiche, microfilm and all other recorded information, regardless of medium or characteristics. Civil and criminal penalties for failure to comply with such guidelines can be severe for employees, agents, contractors and Business Objects.
     You should consult with the Legal Department regarding the retention of records in the case of actual or threatened litigation or government investigation. The Legal Department will notify you if a legal hold is placed on records for which you are responsible. A legal hold suspends all document destruction procedures in order to preserve appropriate records under special circumstances, such as litigation or government investigations. The Legal Department determines and identifies what types of records or documents are required to be placed under a legal hold. If a legal hold is placed on records for which you are responsible, you must preserve and protect the necessary records in accordance with instructions from the Legal Department. Records or supporting documents that are subject to a legal hold must not be destroyed, altered or modified under any circumstance. A legal hold remains effective until it is officially released in writing by the Legal Department. If you are unsure whether a document has been placed under a legal hold, you should preserve and protect that document while you check with the Legal Department.
Computers and other equipment
     Business Objects strives to furnish employees with the equipment necessary to efficiently and effectively do their jobs. You must care for that equipment and use it responsibly only for Business Objects business purposes. If you use Business Objects equipment at your home or off site, take precautions to protect it from theft or damage, just as if it were your own. If Business Objects no longer employs you, you must immediately return all Business Objects equipment. While computers and other electronic devices are made accessible to you to assist you in performing your job, all such computers and electronic devices, whether used entirely or partially on Business Objects’ premises or with the aid of Business Objects’ equipment or resources, must remain fully accessible to Business Objects and, to the maximum extent permitted by law, will remain the sole and exclusive property of Business Objects.
     You should not have any expectation of privacy with respect to information transmitted over, received by, or stored in any electronic communications device owned, leased, or operated in whole or in part by or on behalf of Business Objects. To the extent permitted by applicable law, Business Objects retains the right to gain access to any information received by, transmitted by, or stored in any such electronic communications device, by and through its employees, at any time, either with or without an employee’s knowledge, consent or approval.
Software
     All software used by you to conduct Business Objects’ business must be appropriately licensed. Never make or use illegal or unauthorized copies of any software, whether in the office, at home, or on the road, since doing so may constitute copyright infringement and may expose you and Business Objects to potential civil and criminal liability. In addition, use of illegal or unauthorized copies of software may subject the employee to disciplinary action, up to and including termination. Business Objects may inspect Business Objects computers periodically to verify that only approved and licensed software has been installed. Any non-licensed/supported software will be removed.

RESPONSIBILITIES TO OUR CUSTOMERS, SUPPLIERS AND COMPETITORS
Overview
     You should respect the rights of, and deal fairly with, Business Objects’ customers, suppliers, partners and competitors in compliance with law. You should not take unfair advantage of anyone through deception, misrepresentation, manipulation, coercion, abuse of privileged information or any intentional unfair business practice.
Improper payments
     You should not authorize, offer, promise or give, or solicit or accept, money, gifts, entertainment, privileges, gratuities, benefits or other items of value intended to improperly influence, directly or indirectly, any business decision or that otherwise violate law or create the appearance of impropriety. You should contact the Legal Department if you have any questions as to whether a payment is proper.
Gifts and entertainment
     You may, from time to time, provide or accept business amenities to aid in building legitimate business relationships. Business amenities may include gifts, meals, services, entertainment, reimbursements, favors, privileges or other items of value. It is never acceptable to accept cash or a cash equivalent (such as a check, money order or voucher) from a vendor, supplier, partner or customer.
     Any business amenity should be consistent with customary business practice and reasonable and appropriate for the circumstance. Business amenities should not be lavish or excessive. Business amenities should not violate law or create an appearance of impropriety. You should avoid providing or accepting any cash payment, or other business amenity that can be construed as a bribe or payoff. All Business Objects funds expended for business amenities must be accurately recorded in Business Objects’ books and records. We encourage you to contact the Legal Department if you have any questions as to whether a business amenity is permissible.
     In some business situations outside of the United States, it is customary and lawful for business executives to present gifts to representatives of their business partners. These gifts may be of more than a nominal value, and under the circumstances, returning the gifts or paying for them may be an affront to the giver. If you find yourself in such a situation, you must report the gift to the General Counsel. In some cases, you may be required to turn the gift over to Business Objects.
     Special restrictions apply when dealing with government employees. For more information, see the next section on “Working with Governments”.
Selecting suppliers
     Business Objects’ policy is to select suppliers based on the merits of their products, services and business practices and to purchase supplies based on need, quality, service, price and other terms and conditions of sale. You may not establish a business relationship with any supplier if you know that its business practices violate applicable laws.

Handling the nonpublic information of others
     You must handle the nonpublic information of others responsibly in accordance with both our agreements with them and in accordance with applicable legislation. Nonpublic information of others includes notes, reports, conclusions and other materials prepared by a company employee based on the nonpublic information of others.
     You should not knowingly accept information offered by a third party, including a customer, supplier or business partner, that is represented as nonpublic, or that appears from the context or circumstances to be nonpublic, unless an appropriate nondisclosure agreement has been signed with the party offering the information. You should contact the Legal Department to coordinate the appropriate execution of nondisclosure agreements on behalf of Business Objects.
     Even after a nondisclosure agreement is in place, you should accept only the information that is necessary or appropriate to accomplish the purpose of receiving it, such as a decision on whether to proceed to negotiate a deal. If more detailed or extensive information is offered and it is not necessary or appropriate for your immediate purposes, it should be refused. If any such information is inadvertently received, it should be transferred to the Legal Department for appropriate disposition.
     Once Business Objects has received nonpublic information, you should use all reasonable efforts to:
•	abide by the terms of the relevant nondisclosure agreement, including any obligations with respect to the return or destruction of the nonpublic information;

•	limit the use of the nonpublic information to the only purpose for which it was disclosed; and

•	disseminate the nonpublic information only to those other Business Objects employees, agents or contractors with a need to know the information to perform their jobs for Business Objects.
Improperly obtaining or using assets or information
     You may not unlawfully obtain or use the materials, products, intellectual property, proprietary or nonpublic information or other assets of anyone, including suppliers, customers, partners and competitors. You may not coerce or improperly induce past or present employees of other companies to disclose proprietary or nonpublic information of their former or other employers.
Free and fair competition
     It is our policy to compete lawfully in the marketplace. Our commitment to fairness includes respecting the rights of our competitors to compete lawfully in the marketplace and abiding by all applicable laws in the course of competing.
     Most countries have well-developed bodies of law designed to encourage and protect free and fair competition. These laws are broad and far-reaching and regulate Business Objects’ relationships with its distributors, resellers, suppliers and customers. Competition laws generally address the following areas: pricing practices (including predatory pricing, price fixing and price discrimination), discounting, terms of sale, credit terms, promotional allowances, secret rebates, exclusive dealerships or distributorships, product bundling, restrictions on carrying competing products, termination and many other practices.
     Competition laws also govern, usually quite strictly, relationships between Business Objects and its competitors. Collusion among competitors is illegal, and the consequences of a violation are severe. You must not enter into an agreement or understanding, written or oral, express or implied, with any competitor concerning prices, discounts or other terms or conditions of sale; profits or profit margins; costs; allocation of product, customers, markets or territories; limitations on production or supply; boycotts of customers or suppliers; or bids or the intent to bid, or even discuss or exchange information on these subjects.
     Business Objects is committed to obeying both the letter and spirit of these laws, which are often referred to as antitrust, consumer protection, competition or unfair competition laws. Although the spirit of these laws is straightforward, their application to particular situations can be quite complex. To ensure that Business Objects complies fully with these laws, you should have a basic knowledge of them and should promptly involve our Legal Department when questionable situations arise.

WORKING WITH GOVERNMENTS
Overview
     Special rules govern our business and other dealings with governments. Employees, agents and contractors of Business Objects should use all reasonable efforts to comply with all applicable laws and regulations governing contact and dealings with governments, government employees and public officials. If you deal with governments, government employees or public officials, you should undertake to understand the special rules that apply. If you have any questions concerning government relations, you should contact the Legal Department.
Government contracts
     You should use all reasonable efforts to comply with all relevant laws and regulations that apply to government contracting. You should refer all contracts with any governmental entity to the Legal Department for review and approval.
Requests by regulatory authorities
     You must cooperate with appropriate government inquiries and investigations in accordance with law. It is important, however, to protect the legal rights of Business Objects with respect to its nonpublic information. All government requests for Business Objects information, documents or investigative interviews should be referred to the Legal Department. You should work with the Legal Department in responding to requests by regulatory authorities to ensure adequate and complete responses and to avoid improper disclosure of attorney-client privileged materials, trade secret information or other nonpublic information. This policy should not be construed to prevent an employee from disclosing information to a government or law enforcement agency, where the employee has reasonable cause to believe that the information discloses a violation of, or noncompliance with, a state or federal statute or regulation and where such information is not subject to attorney-client privilege.
Improper payments to government officials
     You may not offer any payment or business amenity to a public official or a government employee if doing so could reasonably be construed as having any connection with Business Objects’ business, even if it has a nominal value or no value at all. You should be aware that what may be permissible in dealings with commercial businesses may be deemed illegal and possibly criminal in dealings with the government. You should contact the Legal Department for guidance.
     Whether you are located in the United States or abroad, you are also responsible for fully complying with the Foreign Corrupt Practices Act. The Foreign Corrupt Practices Act as well as other non-U.S. laws and guidelines make it illegal to offer, pay, promise to pay or authorize to pay any money, gift or other item of value to any foreign official, political party or candidate to assist Business Objects or another to obtain or retain business. All managers and supervisory personnel are expected to monitor continued compliance with the Foreign Corrupt Practices Act and such other non-U.S. laws and guidelines. For more information on this topic, please refer to the Foreign Corrupt Practices Act of 1977 Policy.

Political contributions
     Business Objects reserves the right to communicate its position on important issues to elected representatives and other government officials. It is Business Objects’ policy to comply fully with all local, state, federal, foreign and other applicable laws, rules and regulations regarding political contributions. Business Objects’ assets—including Business Objects funds, employees’ work time and Business Objects premises and equipment—must not be used for, or be contributed to, political campaigns or political activities under any circumstances without prior written approval.
Lobbying
     You must obtain approval from the General Counsel for any work activity that requires lobbying communication with any member or employee of a legislative body or with any government official or employee in the formulation of legislation. Work activity covered by this policy includes meetings with legislators or members of their staffs or with senior executive branch officials on behalf of Business Objects. Preparation, research and other background activities that are done in support of such lobbying communication are also covered by this policy even if the communication ultimately is not made.
Trade restrictions
     A number of countries maintain controls on the destinations to which products or software may be exported. Some of the strictest export controls are maintained by the United States against countries that the United States government considers unfriendly or as supporting international terrorism. The United States regulations are complex and apply both to deemed exports from the United States and to deemed exports of products from other countries when those products contain U.S.-origin components or technology. Software created in the United States is subject to these regulations even if duplicated and packaged abroad. In some circumstances, an oral or visual presentation containing technical data made to foreign nationals in the United States or access by foreign nationals to certain technology may constitute a controlled export. The Legal Department can provide you with guidance on which countries are prohibited destinations for Business Objects products or whether a proposed technical presentation or the provision of controlled technology to foreign nationals may require a United States government license.

PROCEDURAL MATTERS
Distribution
     All employees will receive a copy of this Code and will receive periodic updates. Agents and contractors should also be provided with a copy of the Code.
Approvals and waivers
     Except as otherwise provided in the Code, the Board of Directors or its designated committee must review and approve any matters requiring special permission under the Code for a member of the Board of Directors or an executive officer. Except as otherwise provided in the Code, the Chief Financial Officer and the General Counsel must review and approve any matters requiring special permission under the Code for any other employee, agent or contractor.
     Any waiver of any provision of this Code for a member of the Board of Directors or an executive officer must be approved in writing by the Board of Directors or its designated committee and promptly disclosed, along with the reasons for the waiver, to the extent required by law or regulation. Any waiver of any provision of this Code with respect to any other employee, agent or contractor must be approved in writing by the Chief Financial Officer and the General Counsel.
     Copies of approvals and waivers will be retained by Business Objects.
Reporting violations
     You should promptly report violations or suspected violations of this Code in accordance with the procedures outlined in the Legal Compliance Policy. If your situation requires that your identity be kept secret, your anonymity will be preserved to the greatest extent reasonably possible. If you wish to remain anonymous, you may report your concerns using Business Objects’ anonymous tip line available on Business Objects’ intranet (http://milo.businessobjects.com/teams/legal/compl_policies/anon_tip.asp). If you make an anonymous report, please provide as much detail as possible, including copies of any documents that you believe may be relevant to the issue. Consult the Legal Compliance Policy for more details.
     If your concerns relate to accounting, internal controls or auditing matters, or if the General Counsel is implicated in any violation or suspected violation, you may also contact the Audit Committee of the Board of Directors.
     Reprisals, threats, retribution or retaliation against any person who has in good faith reported a violation or a suspected violation of law, this Code or other Company policies, or against any person who is assisting in any investigation or process with respect to such a violation, are prohibited.
Investigations
     The Board of Directors or its designated committee will be responsible for investigating violations and determining appropriate disciplinary action for matters involving members of the Board of Directors or executive officers. The Board of Directors or its designated committee may designate others to conduct or manage investigations on its behalf and recommend disciplinary action.
     Subject to the general authority of the Board of Directors to administer this Code, the Chief Financial Officer and the General Counsel will be jointly responsible for investigating violations and determining appropriate disciplinary action for other employees, agents and contractors. The Chief Financial Officer and the General Counsel may designate others to conduct or manage investigations on their behalf and recommend disciplinary action. The Chief Financial Officer and the General Counsel will periodically report Code violations and the corrective actions taken to the Board of Directors or its designated committee. The Board of Directors reserves the right to investigate violations and determine appropriate disciplinary action on its own or to designate others to do so in place of, or in addition to, the Chief Financial Officer and the General Counsel.
     Business Objects will promptly investigate any suspected violations. If it is determined that evidence of a violation exists, the individual subject to investigation will be notified. The subject of an investigation will have an opportunity to respond to any allegations made against that person. A person suspected of violating the Code may be suspended with or without pay while an investigation is conducted, as permitted by applicable law. Business Objects will follow local grievance procedures in jurisdictions where such procedures apply.
Disciplinary action
     Business Objects will take appropriate action against any employee, agent or contractor whose actions are found to violate the Code. Disciplinary actions may include, at Business Objects’ sole discretion, oral or written reprimand, suspension or immediate termination of employment or business relationship, or any other disciplinary action or combination of disciplinary actions as deemed appropriate to the circumstances. A record of the disciplinary action will be retained in the employee’s personnel file.
     In determining what disciplinary action is appropriate in a particular case, Business Objects will take into account all relevant information, including the nature and severity of the violation, any history of warnings and violations, whether the violation appears to have been intentional or inadvertent and whether the violator reported his or her own misconduct. Business Objects will strive to enforce the Code in a consistent manner while accounting for all relevant information. An alleged violator may make a written request for reconsideration within 14 days of notification of the final disciplinary decision.
     Where Business Objects has suffered a loss, it may pursue its remedies against the individuals or entities responsible. Certain violations of this Code may also be subject to civil or criminal prosecution by governmental authorities and others. Where laws have been violated, Business Objects will report violators to the appropriate authorities.

ADDITIONAL INFORMATION
     Nothing in this Code creates or implies any term of employment or security of employment. Employment may be terminated according to the terms of the employment contract and applicable legislation.
     The policies in this Code do not constitute a complete list of Business Objects’ policies or a complete list of the types of conduct that can result in discipline, up to and including discharge.